SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

YTB International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98425R101

(CUSIP Number)

Gerard S. DiFiore, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 549-0396
Fax (212) 521-5450

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP Number: 98425R101

1)	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Name: J. Lloyd Tomer I.R.S. Identification No.: N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6)	Citizenship or Place of Organization: United States

Number of	7)	Sole Voting Power 379,700 (1)
Shares Bene-	8)	Shared Voting Power 14,150,746 (2)
ficially Owned	9)	Sole Dispositive Power 379,700 (3)
by Each Reporting	10)	Shared Dispositive Power 9,814,854 (4)
Person with

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 14,530,446 (2) (3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13)	Percent of Class Represented by Amount in Row (11): 52.8% (2) (3) (5)

14)	Type of Reporting Person (See Instructions): IN

Footnotes:

(1) This number consists of: (i) 79,700 shares of the Issuer’s common stock, $.001 par value per share (“Common Stock”) held by J. Lloyd Tomer individually, (ii) 200,000 shares held by Tomer & Associates, Inc. (of which the Reporting Person is the sole shareholder), and (iii) non-qualified stock options to purchase up to 100,000 shares of Common Stock at a per share exercise price of $1.00 held by J. Lloyd Tomer individually.

(2) This number consists of the following shares of the Issuer’s Common Stock: (i) 3,861,838 shares of Common Stock held by Great River Enterprises, LP#1, an Illinois partnership (“Great River”) (J. Lloyd Tomer is the sole stockholder of a corporation that is the general partner of Great River). Shares held by Great River include Common Stock issued in January 2005 upon the conversion of shares of the Issuer’s Series B Convertible Preferred Stock issued to Great River as consideration for the Exchange Transaction described in Item 4. The reporting person shares beneficial ownership with respect to Great River’s shares as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement (as defined below); (ii) 5,953,016 shares of Common Stock over which J. Lloyd Tomer may be deemed to share beneficial ownership with J. Scott Tomer and J. Kim Sorensen as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of an irrevocable proxy (the “Proxy”) with respect thereto (and with respect to which Michael Brent and Derek Brent do not share voting power); and (iii) 4,335,892 additional shares of Common Stock currently held by J. Scott Tomer (2,160,446) and J. Kim Sorensen (2,175,446) over which Great River may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement dated as of December 8, 2004 (the “Stockholders’ Agreement”) by and among Michael Brent, Derek Brent, Great River, J. Scott Tomer and J. Kim Sorensen. See Items 4 and 6 for a fuller explanation of the Proxy and the Stockholders’ Agreement. J. Lloyd Tomer disclaims beneficial ownership of (x) the 2,160,446 shares of Common Stock held by J. Scott Tomer, the 2,175,446 shares of Common Stock held by J. Kim Sorensen that are subject to the Stockholders’ Agreement; and (y) the 5,953,016 shares subject to the Proxy.

(3) This number consists of (i) 79,700 shares of Common Stock, (ii) non-qualified stock options to purchase up to 100,000 shares of Common Stock held individually by J. Lloyd Tomer, and (iii) 200,000 shares held by Tomer & Associates, Inc. (of which the Reporting Person is the sole stockholder), all of which are not subject to the terms and conditions of the Stockholders’ Agreement.

(4) This number consists of (i) the 3,861,838 shares held by Great River, which are subject to the right of first refusal provisions under the Stockholders’ Agreement with respect to the transfer thereof; and (ii) the 5,953,016 shares of Common Stock held by Michael Brent and Derek Brent for which the reporting person shares dispositive power as a result of the right of first refusal provisions in favor of the reporting person governing the transfer thereof under the Stockholders’ Agreement.

(5) This percentage was calculated based on 27,490,454 outstanding shares of the Issuer’s Common Stock as of September 30, 2006.

CUSIP Number: 98425R101

1)	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Name: Great River Enterprises, LP#1 (“Great River”) (1) I.R.S. Identification No.: 37-1391763

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6)	Citizenship or Place of Organization: Illinois

Number of	7)	Sole Voting Power 0
Shares Bene-	8)	Shared Voting Power 8,197,730 (2)
ficially Owned	9)	Sole Dispositive Power 0
by Each Reporting	10)	Shared Dispositive Power 9,814,854 (3)
Person with

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 9,814,854 (2) (3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13)	Percent of Class Represented by Amount in Row (11): 35.7% (2) (3) (4)

14)	Type of Reporting Person (See Instructions): IN

Footnotes:

(1) J. Lloyd Tomer is the sole stockholder of a corporation that is the general partner of Great River.

(2) This number consists of the following shares of the Issuer’s Common Stock: (i) 3,861,838 shares of Common Stock currently held by Great River, including shares issued in January 2005 to Great River upon the conversion of the Issuer’s Series B Convertible Preferred Stock issued to Great River as consideration for the Exchange Transaction described in Item 4. The reporting person shares beneficial ownership over such shares as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement (as defined below); and (ii) 2,160,446 shares of Common Stock currently held by J. Scott Tomer and 2,175,446 shares of Common Stock currently held by J. Kim Sorensen, over which Great River may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement dated as of December 8, 2004 (the “Stockholders’ Agreement”) by and among Michael Brent, Derek Brent, Great River, J. Scott Tomer and J. Kim Sorensen. See Items 4 and 6 for a fuller explanation of the Stockholders’ Agreement and subsequent developments impacting the Stockholders’ Agreement. Great River disclaims beneficial ownership of the 2,160,446 shares of Common Stock held by J. Scott Tomer and the 2,175,446 shares of Common Stock currently held by J. Kim Sorensen that are subject to the Stockholders’ Agreement.

(3) This number consists of (i) the 3,861,838 shares held by Great River, which are subject to the right of first refusal provisions under the Stockholders’ Agreement with respect to the transfer thereof; and (ii) the 5,953,016 shares of Common Stock held by Michael Brent and Derek Brent for which the reporting person shares dispositive power as a result of the right of first refusal provisions in favor of the reporting person governing the transfer thereof under the Stockholders’ Agreement.

(4) This percentage was calculated based on 27,490,454 outstanding shares of the Issuer’s Common Stock as of September 30, 2006.

CUSIP Number: 98425R101

1)	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Name: J. Scott Tomer (1) I.R.S. Identification No.: N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6)	Citizenship or Place of Organization: United States

Number of	7)	Sole Voting Power 109,075 (1)
Shares Bene-	8)	Shared Voting Power 14,150,746 (2)
ficially Owned	9)	Sole Dispositive Power 109,075 (3)
by Each Reporting	10)	Shared Dispositive Power 8,113,462 (4)
Person with

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 14,259,821 (2) (3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13)	Percent of Class Represented by Amount in Row (11): 51.9% (2) (3) (5)

14)	Type of Reporting Person (See Instructions): IN

Footnotes:

(1) This number consists of (i) 9,075 shares of the Issuer’s common stock, $.001 par value per share (“Common Stock”), and (ii) non-qualified stock options to purchase up to 100,000 shares of Common Stock, at a per share exercise price of $1.00 (the “Tomer Options”).

(2) This number consists of the following shares of the Issuer’s Common Stock: (i) 2,160,446 shares of Common Stock held by the reporting person, including shares issued in January 2005 upon the conversion of the Issuer’s Series B Convertible Preferred Stock issued to the reporting person as consideration for the Exchange Transaction described in Item 4. The reporting person shares beneficial ownership with respect to these shares as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement; (ii) 5,953,016 shares of Common Stock over which J. Scott Tomer may be deemed to share beneficial ownership with J. Lloyd Tomer and J. Kim Sorensen as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of an irrevocable proxy (the “Proxy”) with respect thereto (and with respect to which Michael Brent and Derek Brent do not share voting power); and (iii) 3,861,838 additional shares of Common Stock currently held by Great River Enterprises, LP#1 (“Great River”) and 2,175,446 shares of Common Stock currently held by J. Kim Sorensen, over which J. Scott Tomer may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement. See Items 4 and 6 for a fuller explanation of the Proxy and the Stockholders’ Agreement. J. Scott Tomer disclaims beneficial ownership of (x) the 3,861,838 shares of Common Stock held by Great River; the 2,175,446 shares of Common Stock held by J. Kim Sorensen that are subject to the Stockholders’ Agreement; and (y) the 5,953,016 shares subject to the Proxy.

(3) This number represents (i) 9,075 shares of Common Stock, and (ii) the 100,000 shares of Common Stock underlying the Tomer Options. These shares are not subject to the terms and conditions of the Stockholders’ Agreement.

(4) This number consists of (i) the 2,160,446 shares of Common Stock held by J. Scott Tomer, which are subject to the right of first refusal provisions under the Stockholders’ Agreement with respect to the transfer thereof; and (ii) the 5,953,016 shares of Common Stock held by Michael Brent and Derek Brent for which the reporting person shares dispositive power as a result of the right of first refusal provisions in favor of the reporting person governing the transfer thereof under the Stockholders’ Agreement.

(5) This percentage was calculated based on 27,490,454 outstanding shares of the Issuer’s Common Stock as of September 30, 2006.

CUSIP Number: 98425R101

1)	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Name: J. Kim Sorensen (1) I.R.S. Identification No.: N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions): OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6)	Citizenship or Place of Organization: United States

Number of	7)	Sole Voting Power 123,799 (1)
Shares Bene-	8)	Shared Voting Power 14,150,746 (2)
ficially Owned	9)	Sole Dispositive Power 123,799 (3)
by Each Reporting	10)	Shared Dispositive Power 8,128,462 (4)
Person with

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 14,274,545 (2) (3)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares N/A

13)	Percent of Class Represented by Amount in Row (11): 51.9% (2) (3) (5)

14)	Type of Reporting Person (See Instructions): IN

Footnotes:

(1) This number consists of (i) 23,799 shares of Common Stock held jointly by J. Kim Sorensen and his spouse, and (ii) non-qualified stock options issued to Mr. Sorensen to purchase up to 100,000 shares of Common Stock at a per share exercise price of $1.00 (the “Sorensen Options”).

(2) This number includes the following shares of the Issuer’s Common Stock: (i) 2,175,446 shares of Common Stock held by the reporting person, including shares issued in January 2005 upon the conversion of the Issuer’s Series B Convertible Preferred Stock issued to the reporting person as consideration for the Exchange Transaction described in Item 4. The reporting person shares beneficial ownership with respect to these shares as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement (as defined below); (ii) 5,953,016 shares of Common Stock over which J. Kim Sorensen may be deemed to share beneficial ownership with J. Lloyd Tomer and J. Scott Tomer as a result of the grant, on November 22, 2006, by Michael Brent and Derek Brent to J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen of an irrevocable proxy (the “Proxy”) with respect thereto (and with respect to which Michael Brent and Derek Brent do not share voting power); and (iii) 3,861,838 additional shares of Common Stock currently held by Great River Enterprises, LP#1 (“Great River”) and 2,160,446 shares of Common Stock currently held by J. Scott Tomer, over which J. Kim Sorensen may be deemed to share beneficial ownership as a result of the voting arrangements with respect thereto under the Stockholders’ Agreement dated as of December 8, 2004 (the “Stockholders’ Agreement”) by and among Michael Brent, Derek Brent, Great River, J. Scott Tomer and J. Kim Sorensen. See Items 4 and 6 for a fuller explanation of the Proxy and the Stockholders’ Agreement. J. Kim Sorensen disclaims beneficial ownership of (x) the 3,861,838 shares of Common Stock held by Great River and the 2,160,446 shares of Common Stock held by J. Scott Tomer that are subject to the Stockholders’ Agreement and (y) the 5,953,016 shares of Common Stock subject to the Proxy.

(3) This number includes 23,799 shares of Common Stock held jointly by J. Kim Sorensen and his spouse and the 100,000 shares of Common Stock underlying the Sorensen Options, all of which are not subject to the terms and conditions of the Stockholders’ Agreement.

(4) This number includes both (i) the 2,175,446 shares of Common Stock held by J. Kim Sorensen, which are subject to the right of first refusal provisions under the Stockholders’ Agreement with respect to the transfer thereof; and (ii) the 5,953,016 shares of Common Stock held by Michael Brent and Derek Brent for which the reporting person shares dispositive power as a result of the right of first refusal provisions in favor of the reporting person governing the transfer thereof under the Stockholders’ Agreement.

(5) This percentage was calculated based on 27,490,454 outstanding shares of the Issuer’s Common Stock as of September 30, 2006.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the Statement of Beneficial Ownership dated January 18, 2005 (the “Original Statement”), relates to the common stock, par value $.001 per share (“Common Stock”) of YTB International, Inc., a Delaware corporation whose principal executive offices are One Country Club View Drive, Edwardsville, IL 62025. YTB International, Inc. was formerly known as REZconnect Technologies, Inc., a New York corporation (the “Issuer”). The CUSIP number for the Issuer’s Common Stock has changed from 297868101 to 98425R101 as a result of the Issuer’s name change and jurisdiction of incorporation since the date of filing of the Original Statement.

This Amendment No. 1 is being filed by J. Lloyd Tomer (“Lloyd Tomer”), Great River Enterprises, LP #1, an Illinois partnership (“Great River”) (J. Lloyd Tomer is the sole stockholder of a corporation that is the general partner of Great River), J. Scott Tomer (“Scott Tomer”) and J. Kim Sorensen (“Sorensen”) (collectively Lloyd Tomer, Great River, Sorensen and Scott Tomer shall be referred to herein as the “Reporting Parties” and each a “Reporting Party”) in connection with the November 22, 2006 receipt by the Reporting Parties of an irrevocable proxy coupled with an interest with respect to 5,953,016 shares of Common Stock of the Issuer, as described further below, and to update other changes in the Reporting Parties’ beneficial ownership since the date of the Original Statement.

Item 2.  Identity and Background

(a)	Names:	J. Lloyd Tomer, Great River Enterprises, LP #1
J. Scott Tomer and J. Kim Sorensen

(b)	Business Address:	One Country Club View Drive, Edwardsville, IL 62025
(as to all Reporting Parties)

(c)	Occupation:	Lloyd Tomer: Chairman of the Board of Directors of the Issuer
Great River Enterprises, LP #1: N/A
Scott Tomer: Chief Executive Officer of the Issuer
Sorensen: Treasurer of the Issuer

(d)	Conviction:	No

(e)	Civil Proceedings:	No

(f)	Citizenship:	U.S. Citizen (as to J. Lloyd Tomer, J. Scott Tomer
and J. Kim Sorensen)
Illinois (as to Great River Enterprises, LP #1)

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an exchange of stock transaction, the Reporting Parties originally received Common Stock and Series B Convertible Preferred Stock of the Issuer in exchange for all of their shares of common stock, no par value (“YTB Common Stock”) of Yourtravelbiz.com, Inc., an Illinois corporation (“YTB”). The Series B Convertible Preferred Stock was subsequently converted into Common Stock of the Issuer in January 2005. As a result of subsequent events described below in Item 4, the Reporting Parties were granted on November 22, 2006 an irrevocable proxy coupled with an interest with respect to 5,953,016 additional shares of Common Stock of the Issuer, for which non-cash consideration was paid.

Item 4.  Purpose of Transaction

Pursuant to the Amended Merger and Stock Exchange Agreement dated November 19, 2004 (the “Exchange Agreement”) by and among the Issuer, YTB and the stockholders of YTB, the stockholders of YTB (including the Reporting Parties) acquired both Common Stock and Series B Convertible Preferred Stock in exchange for all of the outstanding shares of YTB Common Stock (such shares of Series B Convertible Preferred Stock were subsequently converted into Common Stock on a one-for-one basis in January 2005). As a result of the transaction (the “Exchange Transaction”), the stockholders of YTB acquired slightly more than 50% of the outstanding Common Stock of the Company as of the time of the Exchange Transaction.

In connection with the consummation of the Exchange Transaction, Michael Brent and Derek Brent (the “Brent Parties”) who were stockholders, Directors and executive officers of the Issuer prior to such consummation; the Reporting Parties (excluding Lloyd Tomer individually, (the “Tomer Parties”)) and the Issuer entered into that certain Stockholders’ Agreement, dated as of December 8, 2004 (the “Stockholders’ Agreement”), in order to provide for consistent and uniform management of the Issuer, to regulate certain of the rights of the Brent Parties and the Tomer Parties in connection with their interests in the Issuer, and to restrict under certain circumstances the sale, assignment, transfer, encumbrance or other disposition of the shares of Common Stock held by the Brent Parties and the Tomer Parties.

From the time of the Exchange Transaction until the present time, the number of shares of Common Stock held by the Brent Parties that are subject to the Stockholders Agreement has diminished by 270,250 shares, and the number of shares of Common Stock held by the Tomer Parties (and by J. Lloyd Tomer individually) that are subject to the Stockholders’ Agreement has diminished by 2,245,000 shares.

As a result of developments subsequent to the Exchange Transaction, which relate to a grant of parity to Michael Brent in certain compensation structures which are owned by the Reporting Parties (except for Great River) and other non-cash consideration (as discussed in the exhibit filed herewith), the Brent Parties (along with Darren Brent, a family member of the Brent Parties and stockholder of the Issuer) agreed on November 22, 2006 (the “November Agreement”) to (i) grant an irrevocable proxy to the Reporting Parties (except for Great River) with respect to all shares of Common Stock (or other capital stock) now held or hereafter acquired by them (the “Proxy”), (ii) resign from their positions as officers and directors of the Issuer and its subsidiaries (except for their positions as officers of the Issuer’s subsidiary, Rezconnect Technologies, Inc.) and (iii) assign their right to nominate and remove members of the Issuer’s Board of Directors to the Reporting Parties (except for Great River). An effect of the November Agreement and Proxy grant is to give control of the Issuer’s Board of Directors to the Tomer Parties and to grant them a majority voting position in the Issuer. The Reporting Parties believe that the Issuer will be filing a Current Report on Form 8-K to describe the November Agreement. A copy of the November Agreement is attached hereto as Exhibit 99.1.

Item 5.  Interest in Securities of the Issuer

(a) Aggregate Number and %: See description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(b) Power to Vote or Dispose of Shares: See description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(c) Transactions within Prior 60 days: No transactions have been effected between the Issuer and Reporting Parties beyond those described in Items 3 and 4. The information contained in Items 3 and 4 is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Exchange Agreement, the Tomer Parties, along with the Brent Parties, entered into the Stockholders’ Agreement in December 2004, the purposes of which were to provide for consistent and uniform management for the Issuer, to regulate certain of the rights of the Brent Parties and the Tomer Parties in connection with their interests in the Issuer, and to restrict under certain circumstances the sale, assignment, transfer, encumbrance or other disposition of the shares of Common Stock held by the Brent Parties and the Tomer Parties. It should be noted that the number of shares of Common Stock subject to the Stockholders’ Agreement has diminished as a result of transfers by the Tomer Parties and Brent Parties between the date of entry into the Stockholders’ Agreement and the current time, which is reflected in the number of shares disclosed in rows 7-11 of the Cover Pages hereto. The material terms of the Stockholders’ Agreement were described in detail in the Original Statement and are incorporated by reference into this Amendment No. 1.

As a result of the November Agreement and the grant of the Proxy, the Tomer Parties (along with J. Lloyd Tomer individually) will have the ability to vote a majority of the outstanding shares of the Issuer’s Common Stock and will have the right to nominate and remove all members of the Issuer’s Board of Directors under the Stockholders’ Agreement.

Item 7.  Material to be filed as Exhibits

Number	Description
99.1	Agreement, dated November 22, 2006, by and among J. Lloyd Tomer, J. Scott Tomer, J. Kim Sorensen, Michael Y. Brent, Derek Brent and Darren Brent.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A on behalf of J. Lloyd Tomer, Great River Enterprises, LP#1, J. Scott Tomer and J. Kim Sorensen, respectively, the Reporting Parties, is true, complete and correct.

Dated: November 24, 2006	By:	/s/ J. Lloyd Tomer
J. Lloyd Tomer

Dated: November 24, 2006	GREAT RIVER ENTERPRISES, LP#1

	By:	Tomer & Associates, Inc.,
its sole General Partner

By:	/s/ J. Lloyd Tomer
J. Lloyd Tomer, Authorized Person

Dated: November 24, 2006	By:	/s/ J. Scott Tomer
J. Scott Tomer, Individually

Dated: November 24, 2006	By:	/s/ J. Kim Sorensen
J. Kim Sorensen, Individually